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Exhibit 99.5

November 08, 2001
Trading Symbol: OTCBB: DBSH
Contact: 1 (888) 998-8886
Daniel Byrne, Investor Relations

MR. PAT MCGOWAN NEW CHIEF FINANCIAL OFFICER

Vancouver, B.C., November 8, 2001 / The Board of DBS Holdings (DBSHE:OTCBB) and its subsidiary, M-I Vascular Innovations, is pleased to announce the appointment of Mr. Patrick A. McGowan, M.BA., B.Sc., as Chief Financial Officer.

Mr. McGowan is a management consultant who specializes in assisting public companies with financing, regulatory filings, administration and business plans. His responsibilities include negotiations with attorneys, auditors and financial representatives.

Mr. McGowan serves as President, Executive Vice-President and CEO of various private and publicly traded companies. As Chief Executive Officer of Flecto Coatings, Canada, from 1972 to 1979 and Flecto Coatings, Ltd., U.S.A., from 1979 to 1981, Mr. McGowan guided the corporation through a dramatic period of growth and consistently achieved corporate profit objectives. The specialty coating, marketed under the brand name "Varathane", has become an internationally recognized household product.

Mr. McGowan also served as National Sales Manager for McNeil Laboratories (Canada) Ltd., a subsidiary of Johnson & Johnson, for seven years. He was responsible for the determination of marketing strategy of new and existing products and maintained liaison with international research facilities on product development. As well, he assisted with the co-ordination of new drug submissions to both the U.S. Food & Drug Administration (FDA) and the Health Protection Branch of Canada (HPB).

Mr. McGowan states, "Leading edge technologies, such as drug elution, gene therapy and bio-compatible device coatings, are being given great attention in the market place. Competitive companies will strive to broaden product lines to establish themselves early on in this emerging industry".

Mr. McGowan announced the engagement of PricewaterhouseCoopers as auditors.
DBS Holdings has executed and closed a share-exchange and finance agreement with M-I Vascular Innovations, Inc. and its wholly owned subsidiary, MIVI Technologies Inc. MIVI Technologies is a bio-medical development company manufacturing a laser cut coronary stent that has been designed and engineered to be used as a potential platform for stent-based drug delivery systems.

Management of the company takes full responsibility for the contents and preparation of this news release. It may include forward-looking statements within the meaning of section 27a of the United States Securities Act of 1933, as amended, and section 21e of the exchange act of 1934, as amended, with respect to achieving corporate objectives, developing additional project interests, the company's analysis of opportunities in the acquisition and development of various project interests and certain other matters. These statements are made under the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties, which could cause actual results to differ materially from those in the forward-looking statements contained herein. Such risks and uncertainties are described in the company's filings with the United States Securities Exchange Commission. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.